FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
[ ] Form 3 Holdings Reported	BENEFICIAL OWNERSHIP
[ ] Form 4 Transactions Reported
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Eriks, Mark C. (Last) (First) (Middle)	4. Statement for Month/Year March 30, 2002
850 - 76th Street, S.W. (Street)	5. If Amendment, Date of Original (Month/Year)
Grand Rapids, Michigan 49518 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Spartan Stores, Inc. ("SPTN")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Vice President Human Resources
3. IRS or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	5/21/01	A	453	A	$9.87(1)	695.203	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 5 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$10.25	5/09/01	A	4,107		5/09/02	5/08/11
Stock Option (Right to Buy)	$10.25	5/09/01	A	4,107		5/09/03	5/08/11
Stock Option (Right to Buy)	$10.25	5/09/01	A	4,107		5/09/04	5/08/11
Stock Option (Right to Buy)	$10.25	5/09/01	A	4,107		5/09/05	5/08/11
Stock Option (Right to Buy)	$16.57	7/11/01	A	2,143		7/11/02	7/10/11
Stock Option (Right to Buy)	$16.57	7/11/01	A	2,143		7/11/03	7/10/11
Stock Option (Right to Buy)	$16.57	7/11/01	A	2,143		7/11/04	7/10/11
Stock Option (Right to Buy)	$16.57	7/11/01	A	2,143		7/11/05	7/10/11

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Year (Instr. 4)	10. Ownership of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common Stock	4,107	N/A	4,107	N/A
Common Stock	4,107	N/A	4,107	N/A
Common Stock	4,107	N/A	4,107	N/A
Common Stock	4,107	N/A	4,107	N/A
Common Stock	2,143	N/A	2,143	N/A
Common Stock	2,143	N/A	2,143	N/A
Common Stock	2,143	N/A	2,143	N/A
Common Stock	2,143	N/A	2,143	N/A

Explanation of Responses:
(1) Reflects receipt of shares under the Spartan Stores, Inc. 2001 Stock Bonus Plan. Under this plan, a participant can elect to receive a portion of his or her annual bonus in the form of Spartan Stores, Inc. Common Stock and receive an additional grant of shares equal to 30% of the amount of his or her bonus that the participant elected to receive in the form of stock. Accordingly, the price set forth in this column reflects the receipt of these additional shares.

**Intentional misstatements or omissions of facts constitute	s/ Mark C. Eriks*	May 14, 2002
Federal Criminal Violations.	*Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Mark C. Eriks *By Alex J. DeYonker Attorney-in-Fact

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LIMITED POWER OF ATTORNEY

                    The undersigned does hereby constitute and appoint ALEX J. DEYONKER and TIMOTHY L. HORNER, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of SPARTAN STORES, INC. (the "Company") that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Sections 13 or 16 of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report, application or statement on Form ID, Forms 3, 4 or 5, Schedules 13D or 13G, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto.

                    This authorization shall be in addition to all prior authorizations to act for the undersigned with respect to securities of the Company in these matters.

Date: February 6, 2001	/s/ Mark C. Eriks Mark C. Eriks